VILLAGE SUPER MARKET, INC. REPORTS RESULTS
            FOR THE FOURTH QUARTER AND YEAR ENDED JULY 29, 1995

Springfield, N.J. - October 3, 1995 - Village Super Market, Inc.
reported sales and net income for the fourth quarter and year ended July 29, 1995, Perry Sumas, President announced today.

Net income was $352,000 in the fourth quarter of fiscal 1995 compared to a net loss of $249,000 in the prior year. Fourth quarter sales were $173,699,000, a decline of 7.5% from the prior year. Sales decreased due to the current years fourth quarter containing 13 weeks compared to 14 weeks one year ago and a store closing one year ago.

In reviewing the quarter, Mr. Sumas attributed the improved results compared to a year ago to higher gross margins. Operating expenses as a percentage of sales were the same as a year ago as decreases in payroll costs were offset by increased supply and coupon costs. Same store sales increased by .7% in the quarter.

Net income for the full fiscal year was $578,000 compared to a net loss before the impact of an accounting change of $1,207,000 in the prior year. Sales for the year were $677,322,000 a decline of 2.6% from the prior year. Sales declined due to a store closed in August 1994 and a same store sales decrease of .7%. Same store sales declined due to the impact of new competitive entries, continued sluggishness in the economy and comparison to a prior year period that included higher promotional spending. The improvement in net income in fiscal 1995, despite lower same store sales is due to higher gross margins, and lower payroll and coupon costs, partially offset by higher supply costs.

Village Super Market, Inc. operates a chain of twenty-three supermarkets under the ShopRite name in New Jersey and Eastern
Pennsylvania. The following table summarizes Village's results for the quarter and year ended July 29, 1995.

                           July 29, 1995  July 30, 1994

                                    Quarter Ended
Sales                     $173,699,000    $187,842,000
Net Income (Loss)         $    352,000    $   (249,000)
Net Income (Loss)
 Per Share                $        .12    $       (.09)

                                     Year Ended

Sales                     $677,322,000    $695,070,000
Net Income (Loss)         $    578,000    $   (807,000)
Net Income (Loss)
 Per Share                $        .20    $       (.28)